787 Seventh Avenue New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111
December 18, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.
(Securities Act File No. 333-146634, Investment Company Act File No. 811-04700)
Response to Staff Comments
Ladies and Gentlemen:
On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission via correspondence, dated November 2, 2007, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.
For the convenience of the Staff, comments provided in the correspondence are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the comment.
Prospectus
(1)	Comment:

Financial Highlights

Under the heading “Distributions to Common Shareholders,” it shows distributions from net investment income, net realized gain on investments, and return of capital. Please explain to us how the Fund ensures compliance with Rule 19(a)-1 of the Investment Company Act of 1940.

Response: The estimated components of each distribution are provided to shareholders of record in a notice accompanying the distribution and are available on the Adviser’s website (www.gabelli.com).

Securities and Exchange Commission
December 18, 2007
(2)	Comment:

Description of Capital Stock

Under the heading, “Preferred Stock,” it states that “currently, 24,000,000 shares of the Fund’s capital stock have been classified by the Board as preferred stock, par value $0.001 per share.” Please clarify whether the 24,000,000 shares include the preferred shares being registered with this registration statement.

Response: The Fund confirms that the 24,000,000 shares include the preferred shares being registered with the Registration Statement. Additionally, the Fund’s Board of Directors may reclassify authorized and unissued shares of the Fund, previously classified as common stock, as preferred stock. Clarifying disclosure has been included.

(3)	Comment:

Ownership of Shares in the Fund

Please move the information under this heading above the section titled “Portfolio Holdings Information” so that the information on Portfolio Managers’ ownership of Fund shares is included under “Portfolio Manager Information.”

Response: The information has been moved in accordance with the Staff’s comment.
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The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the applicable disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1000 or Rose F. DiMartino at (212) 728-8000.
Very truly yours,
/s/ David Joire
David Joire

Securities and Exchange Commission
December 18, 2007

cc:	Laura E. Hatch, Division of Investment Management, SEC
Bruce N. Alpert, The Gabelli Equity Trust Inc.
James E. McKee, Esq., The Gabelli Equity Trust Inc.
Carter W. Austin, The Gabelli Equity Trust Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP